SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2015, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof; and

-	Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 5, 2015, and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On November 9, 2016, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1022 (EUR 0.9073 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2016 through November 4, 2016, as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
August 2016	1.1334	1.1078
September 2016	1.1271	1.1158
October 2016	1.1212	1.0866
November 2016 (through November 4, 2016)	1.1121	1.1042

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Nine Months Ended September 30, 2016

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2016.

The group’s total assets decreased by 1.2%, or EUR 5.8 billion, from EUR 503.0 billion as of December 31, 2015, to EUR 497.2 billion as of September 30, 2016.

The group’s operating result before valuation and promotional activity amounted to EUR 1,458 million for the nine months ended September 30, 2016, compared with EUR 1,510 million for the corresponding period in 2015. The main driver for the group’s operating result before valuation and promotional activity during the nine months ended September 30, 2016, was net interest income. The group’s operating result before valuation and promotional activity is before (i) risk provisions for lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activity. These valuation effects consisted mainly of the following:

•	Expenses for risk provisions in an amount of EUR 77 million for the nine months ended September 30, 2016, compared with income in an amount of EUR 37 million for the corresponding period in 2015;

•

Positive effects in an amount of EUR 42 million as market values of securities and equity investments increased in the nine months ended September 30, 2016, compared with positive effects of EUR 165 million for the corresponding period in 2015;

•

Net expenses in an amount of EUR 43 million for the nine months ended September 30, 2016, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the nine months ended September 30, 2016, compared with net gains in an amount of EUR 187 million for the corresponding period in 2015(1); and

•

Expenses relating to promotional activity in an amount of EUR 136 million for the nine months ended September 30, 2016, compared with expenses in an amount of EUR 243 million for the corresponding period in 2015.

The group’s consolidated result for the nine months ended September 30, 2016, amounted to EUR 1,348 million compared with EUR 1,730 million for the corresponding period in 2015.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the nine months ended September 30, 2016, as compared with the corresponding period in 2015.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Nine months ended September 30,		Year-to-Year
	2016	2015	% change
	(EUR in millions)		(in %)
Mittelstandsbank (SME bank)	15,325	15,368	0
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and Private Client Bank/Credit Institutions)	25,437	23,246	9
Export and project finance (KfW IPEX-Bank)	8,633	16,309	-47
Promotion of developing countries and emerging economies (1)	4,541	3,966	14
of which KfW Entwicklungsbank	3,805	3,150	21
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	736	816	-10
Financial markets (1)	711	738	-4

Total promotional business volume (2) (3)	54,568	59,492	-8

(1)	With effect from June 30, 2016, the business sector “Promotion of developing and transition countries” has been renamed “Promotion of developing countries and emerging economies” and the business sector “Capital markets” has been renamed “Financial markets.” There were no changes in the organizational or product structures.

(2)	Total promotional business volume for the nine months ended September 30, 2016, has been adjusted for commitments of EUR 80 million, compared to EUR 134 million for the corresponding period in 2015, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(3)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume decreased to EUR 54.6 billion for the nine months ended September 30, 2016, from EUR 59.5 billion for the corresponding period in 2015. This decrease was largely driven by a decrease in commitments in KfW’s Export and project finance business sector.

Commitments in the Mittelstandsbank business sector amounted to EUR 15.3 billion for the nine months ended September 30, 2016, compared to EUR 15.4 billion for the corresponding period in 2015. Commitments in KfW’s start-up financing and general investment programs decreased, whereas commitments in the environmental investment programs increased in the nine month period ended September 30, 2016, compared to the corresponding period in 2015. The increase in the environmental investment programs was mainly attributable to KfW’s Energy Efficiency Program.

Commitments in the business sector Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 25.4 billion for the nine months ended September 30, 2016, from EUR 23.2 billion for the corresponding period in 2015. This increase was mainly attributable to higher commitments under KfW’s housing investment programs, particularly the program for energy-efficient construction and refurbishment measures.

Commitments in KfW’s Export and project finance business sector for the nine months ended September 30, 2016, decreased to EUR 8.6 billion compared to EUR 16.3 billion for the corresponding period in 2015. Following the year 2015, in which the accumulation of non-recurring effects led to an extraordinarily high new commitment volume, commitments in the nine months ended September 30, 2016, returned to a level in line with previous years’ commitments. The decrease is also due to the impact of competitive pressure and the challenging economic environment in key markets, such as Russia, Turkey and Brazil. The largest contributions to the total new commitments were in KfW IPEX-Bank’s power, renewables and water sector with EUR 2.1 billion, in the financial institutions, trade and commodity finance sector with EUR 1.5 billion and in the aviation and rail sector with EUR 1.3 billion.

Commitments related to KfW’s Promotion of developing countries and emerging economies increased to EUR 4.5 billion for the nine months ended September 30, 2016, from EUR 4.0 billion for the corresponding period in 2015. This increase was mainly driven by increased commitments of KfW Entwicklungsbank, whereas commitments of DEG decreased slightly.

Commitments in KfW’s Financial markets business sector for the nine months ended September 30, 2016, decreased slightly to EUR 711 million compared to EUR 738 million for the corresponding period in 2015. Commitments in the ABS (asset-backed securities) and ABCP (asset-backed commercial paper) portfolio increased, whereas commitments in the green bond portfolio decreased in the nine months ended September 30, 2016, compared to the corresponding period in 2015.

Sources of Funds

The volume of funding raised in the capital markets for the ten months ended October 31, 2016, totaled EUR 69.0 billion, of which 37% was raised in euro, 47% in U.S. dollar and the remainder in twelve other currencies.

Capitalization and Indebtedness of KfW Group as of September 30, 2016

(EUR in millions)
Borrowings
Short-term funds	45,654
Bonds and other fixed-income securities	370,088
Other borrowings	24,581
Subordinated liabilities	300

Total borrowings	440,624

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve (2)	8,447
Reserve from the European Recovery Program (“ERP”) Special Fund	1,191
Retained earnings	13,439
Fund for general banking risks	600
Revaluation reserve	-672
Total equity	26,304

Total capitalization	466,928

(1)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2016, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(2)	Includes equity capital in the form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 7,150 million.

The capitalization of KfW Group as of September 30, 2016, is not necessarily indicative of its capitalization to be recorded as of December 31, 2016.

The increase of EUR 1,104 million in total equity, which totaled EUR 26,304 million as of September 30, 2016, compared to EUR 25,200 million as of December 31, 2015, reflected (i) KfW Group’s consolidated result of EUR 1,348 million for the nine months ended September 30, 2016, and (ii) a decrease of EUR 244 million of revaluation reserves due to valuation losses recognized directly in equity relating to pensions and “available-for-sale financial assets.”

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the European Union Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. KfW has already been calculating capital ratios prescribed by these rules on a voluntary basis in the past for internal purposes, and it continues to do so. In doing so, KfW applies all material rules of the advanced internal ratings-based approach (“A-IRBA”) with slight modifications related to KfW’s promotional mandate.

According to these calculations and based on the results for the nine months ended September 30, 2016, KfW’s total capital ratio according to article 92 of the CRR amounted to 21.7% as of September 30, 2016. KfW’s Tier 1 capital ratio equals its total capital ratio given that KfW no longer considers its ERP Special Fund subordinated loan (currently amounting to EUR 300 million) to be part of its own funds. The increases of the total capital ratio and Tier 1 capital ratio, which amounted to 18.4% and 18.3%, respectively, as of December 31, 2015, were driven by improvements in KfW’s risk measurement methodology as well as general business and market developments (e.g., the depreciation of the U.S. dollar against the euro). KfW is currently undergoing an approval process with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) to become an A-IRBA institution and until such approval, KfW reports capital ratios to BaFin following the standardized approach. According to the calculations under the standardized approach, KfW’s total and Tier 1 capital ratio amounted to 14.7% as of September 30, 2016.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2015	0.5	1.8
3rd quarter 2015	0.2	1.7
4th quarter 2015	0.4	1.3
1st quarter 2016	0.7	1.9
2nd quarter 2016	0.4	1.8

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2016 compared to the first quarter of 2016. Compared to the previous quarter, positive contributions came from foreign trade, with the balance of exports and imports contributing 0.6 percentage points to GDP growth. According to provisional calculations, exports of goods and services increased by a total of 1.2% compared with the first quarter of 2016, while imports decreased slightly by 0.1%. With respect to domestic demand, there were mixed signals. Final consumption expenditure of households rose slightly by 0.2% and government final consumption expenditure increased by 0.6% in the second quarter of 2016 compared to the first quarter of 2016. Capital formation, however, declined compared with the first quarter of 2016, as fixed capital formation in machinery and equipment decreased by 2.4% and in construction by 1.6%. In addition, inventories were reduced slightly, which had a negative impact of 0.1 percentage points on GDP growth. Overall, domestic uses in the second quarter of 2016 fell slightly compared with the first quarter of 2016 and reduced economic growth by 0.2 percentage points in arithmetical terms.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2016 increased by 1.8% in price and calendar-adjusted terms compared to the corresponding period in 2015, following an increase of 1.9% in the first quarter of 2016.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2016, press release of August 24, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/08/PE16_291_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4
December 2015	-0.1	0.3
January 2016	-0.8	0.5
February 2016	0.4	0.0
March 2016	0.8	0.3
April 2016	-0.4	-0.1
May 2016	0.3	0.1
June 2016	0.1	0.3
July 2016	0.3	0.4
August 2016	0.0	0.4
September 2016	0.1	0.7

In September 2016, consumer prices in Germany rose by 0.7% compared to September 2015. The monthly reported year-on-year inflation rate thus has gradually increased since April 2016. The inflation rate of +0.7% as recorded in September 2016 was the highest year-on-year rise in consumer prices since May 2015. As in the preceding months, the development in energy prices, which decreased by 3.6% compared to September 2015, had a downward effect on the overall rise in prices in September 2016. Compared with August 2016 and July 2016, when it had stood at -5.9% and -7.0%, respectively, the decrease of energy prices slowed down year on year. Excluding energy prices, the inflation rate in September 2016 would have been +1.2% compared to September 2015.

The rise in food prices, which increased by 0.4% compared to September 2015, was lower than the overall rise in consumer prices in September 2016. The prices of goods overall fell by 0.1% in September 2016 compared to September 2015, mainly due to the decrease in energy prices. In contrast, the prices of services overall rose by 1.3% in September 2016 compared to September 2015, mainly due to a 1.3% increase in net rents exclusive of heating expenses.

Compared to August 2016, the consumer price index as a whole fell slightly by 0.1% in September 2016. The month-on-month comparison shows higher prices related to seasonal effects, for example, for clothing (+6.6%) and for footwear (+7.5%) while prices decreased for package holidays (-12.0%) and for air tickets (-1.9%). Energy prices increased by 0.7% in September 2016 compared to August 2016. Food prices remained nearly unchanged (+0.1%) over the same period.

Source: Statistisches Bundesamt, Consumer prices in September 2016: +0.7% on September 2015, press release of October 13, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/10/PE16_367_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
September 2015	4.3	4.5
October 2015	4.4	4.5
November 2015	4.5	4.5
December 2015	4.5	4.4
January 2016	4.3	4.4
February 2016	4.6	4.3
March 2016	4.5	4.3
April 2016	4.2	4.2
May 2016	4.2	4.2
June 2016	4.2	4.2
July 2016	4.3	4.2
August 2016	4.2	4.1
September 2016	3.8	4.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 376,000 persons, or 0.9%, from September 2015 to September 2016. Compared to August 2016, the number of employed persons in September 2016 increased by approximately 31,000, after adjustment for seasonal fluctuations.

In September 2016, the number of unemployed persons decreased by approximately 157,000, or 8.8%, compared to September 2015. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in September 2016 decreased by 0.6% to 1.77 million compared to August 2016.

Sources: Statistisches Bundesamt, Employment up 0.9% in September 2016 on a year earlier, press release of November 2, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/11/PE16_390_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to September 2016	January to September 2015
Trade in goods, including supplementary trade items	210.0	195.5
Services	-23.8	-24.5
Primary income	40.4	38.8
Secondary income	-28.6	-29.5

Current account	198.0	180.3

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in September 2016: +0.9% on September 2015, press release of November 8, 2016 (https://www.destatis.de/EN/PressServices/Press/pr/2016/11/PE16_395_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2016 will be 0.6% of GDP, following a surplus of 0.7% of GDP in 2015. The general government gross debt ratio is forecast to be 68.2% as of December 31, 2016, a decrease from 71.2% as of December 31, 2015.

Source: Eurostat, EDP Notification Tables, October 2016, Germany (http://ec.europa.eu/eurostat/documents/1015035/7699290/DE-2016-10.pdf).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ PETRA WEHLERT

Name: Petra Wehlert
Title: First Vice President

By:	/s/ JÜRGEN KÖSTNER

Name: Jürgen Köstner
Title: Vice President

Date: November 10, 2016